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                       July 8, 2020

       Joseph Mahavuthivanij
       Chief Executive Officer
       Mythic Collection, LLC
       16 Lagoon Ct
       San Rafael, CA 94903

                                                        Re: Mythic Collection,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed June 30, 2020
                                                            File No. 024-10983

       Dear Mr. Mahavuthivanij:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
       3222 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services